For the year ended (a) September 30, 1999
File number (a) 811-5695

                        SUB-ITEM 77J

            Restatement of Capital Share Account

     The Global Utility Fund, Inc. accounts for and reports distributions to shareholders in accordance with American
Institute of Certified Public Accountants' Statement of
Position 93-2:  Determination, Disclosure, and Financial
Statement Presentation of Income, Capital Gain, and Return of Capital Distributions by Investment Companies. The effect of applying this statement was to: increase undistributed net investment income by $314,740, decrease accumulated net realized gains on investments by $3,826,204 and increase paid-in-capital by $3,511,464. Net investment income, net realized gains and net assets were not affected by this change.